SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Sesa Sterlite Limited

(Name of Issuer)

Equity shares, par value Re. 1 per equity share

(Title of Class of Securities)

78413F103

(CUSIP Number)

Vedanta Resources plc

Attention: Mr. Deepak Kumar

16 Berkley Street, 5th Floor,

London, W1J8DZ

United Kingdom

+44 20 7499 5900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 24, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 78413F103	Page 1 of 22 Pages

1	Names of reporting persons Vedanta Resources plc
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United Kingdom
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 1,821,692,670
	9	Sole dispositive power 0
	10	Shared dispositive power 1,821,692,670
11	Aggregate amount beneficially owned by each reporting person 1,821,692,670
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row 11 61.4%
14	Type of reporting person CO

*	Based on 2,964,674,487 equity shares of Sesa Sterlite Limited outstanding as of March 31, 2014.

13D

CUSIP No. 78413F103	Page 2 of 22 Pages

1	Names of reporting persons Vedanta Resources Holdings Limited
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United Kingdom
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 1,821,692,670
	9	Sole dispositive power 0
	10	Shared dispositive power 1,821,692,670
11	Aggregate amount beneficially owned by each reporting person 1,821,692,670
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row 11 61.4%
14	Type of reporting person CO

*	Based on 2,964,674,487 equity shares of Sesa Sterlite Limited outstanding as of March 31, 2014.

13D

CUSIP No. 78413F103	Page 3 of 22 Pages

1	Names of reporting persons Twin Star Holdings Limited
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Mauritius
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 1,337,611,995
	9	Sole dispositive power 0
	10	Shared dispositive power 1,337,611,995
11	Aggregate amount beneficially owned by each reporting person 1,337,611,995
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row 11 45.1%
14	Type of reporting person CO

*	Based on 2,964,674,487 equity shares of Sesa Sterlite Limited outstanding as of March 31, 2014.

13D

CUSIP No. 78413F103	Page 4 of 22 Pages

1	Names of reporting persons Volcan Investments Limited
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Bahamas
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 1,821,692,670
	9	Sole dispositive power 0
	10	Shared dispositive power 1,821,692,670
11	Aggregate amount beneficially owned by each reporting person 1,821,692,670
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row 11 61.4%
14	Type of reporting person CO

*	Based on 2,964,674,487 equity shares of Sesa Sterlite Limited outstanding as of March 31, 2014.

13D

CUSIP No. 78413F103	Page 5 of 22 Pages

1	Names of reporting persons Anil Agarwal Discretionary Trust
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Bahamas
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 1,821,692,670
	9	Sole dispositive power 0
	10	Shared dispositive power 1,821,692,670
11	Aggregate amount beneficially owned by each reporting person 1,821,692,670
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row 11 61.4%
14	Type of reporting person OO (private trust)

*	Based on 2,964,674,487 equity shares of Sesa Sterlite Limited outstanding as of March 31, 2014.

13D

CUSIP No. 78413F103	Page 6 of 22 Pages

1	Names of reporting persons Conclave PTC Limited
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Bahamas
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 1,821,692,670
	9	Sole dispositive power 0
	10	Shared dispositive power 1,821,692,670
11	Aggregate amount beneficially owned by each reporting person 1,821,692,670
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row 11 61.4%
14	Type of reporting person CO

*	Based on 2,964,674,487 equity shares of Sesa Sterlite Limited outstanding as of March 31, 2014.

13D

CUSIP No. 78413F103	Page 7 of 22 Pages

1	Names of reporting persons Anil Agarwal
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization India
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 1,821,692,670
	9	Sole dispositive power 0
	10	Shared dispositive power 1,821,692,670
11	Aggregate amount beneficially owned by each reporting person 1,821,692,670
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row 11 61.4%
14	Type of reporting person IN

*	Based on 2,964,674,487 equity shares of Sesa Sterlite Limited outstanding as of March 31, 2014.

13D

CUSIP No. 78413F103	Page 8 of 22 Pages

1	Names of reporting persons Vedanta Resources Finance Limited
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United Kingdom
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 484,080,675
	9	Sole dispositive power 0
	10	Shared dispositive power 484,080,675
11	Aggregate amount beneficially owned by each reporting person 484,080,675
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row 11 16.3%
14	Type of reporting person CO

*	Based on 2,964,674,487 equity shares of Sesa Sterlite Limited outstanding as of March 31, 2014.

13D

CUSIP No. 78413F103	Page 9 of 22 Pages

1	Names of reporting persons Vedanta Resources Cyprus Limited
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Cyprus
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 484,080,675
	9	Sole dispositive power 0
	10	Shared dispositive power 484,080,675
11	Aggregate amount beneficially owned by each reporting person 484,080,675
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row 11 16.3%
14	Type of reporting person CO

*	Based on 2,964,674,487 equity shares of Sesa Sterlite Limited outstanding as of March 31, 2014.

13D

CUSIP No. 78413F103	Page 10 of 22 Pages

1	Names of reporting persons Welter Trading Limited
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Cyprus
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 38,241,056
	9	Sole dispositive power 0
	10	Shared dispositive power 38,241,056
11	Aggregate amount beneficially owned by each reporting person 38,241,056
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row 11 1.3%
14	Type of reporting person CO

*	Based on 2,964,674,487 equity shares of Sesa Sterlite Limited outstanding as of March 31, 2014.

13D

CUSIP No. 78413F103	Page 11 of 22 Pages

1	Names of reporting persons Richter Holding Limited
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Cyprus
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 445,839,619
	9	Sole dispositive power 0
	10	Shared dispositive power 445,839,619
11	Aggregate amount beneficially owned by each reporting person 445,839,619
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row 11 15.0%
14	Type of reporting person CO

*	Based on 2,964,674,487 equity shares of Sesa Sterlite Limited outstanding as of March 31, 2014.

13D

CUSIP No. 78413F103	Page 12 of 22 Pages

1	Names of reporting persons Westglobe Limited
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Mauritius
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 44,343,139
	9	Sole dispositive power 0
	10	Shared dispositive power 44,343,139
11	Aggregate amount beneficially owned by each reporting person 44,343,139
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row 11 1.5%*
14	Type of reporting person CO

*	Based on 2,964,674,487 equity shares of Sesa Sterlite Limited outstanding as of March 31, 2014.

13D

CUSIP No. 78413F103	Page 13 of 22 Pages

1	Names of reporting persons Finsider International Company Limited
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United Kingdom
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 401,496,480
	9	Sole dispositive power 0
	10	Shared dispositive power 401,496,480
11	Aggregate amount beneficially owned by each reporting person 401,496,480
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row 11 13.5%
14	Type of reporting person CO

*	Based on 2,964,674,487 equity shares of Sesa Sterlite Limited outstanding as of March 31, 2014.

13D

CUSIP No. 78413F103	Page 14 of 22 Pages

ITEM 1.	Security and Issuer

This statement on Schedule 13D (“Schedule 13D”) relates to the equity shares, par value Re. 1 per equity share (the “Equity Shares”) of Sesa Sterlite Limited (the “Issuer”), a corporation incorporated under the laws of the Republic of India, whose principal executive offices are located at 20, EDC Complex, Patto, Panaji, GOA – 403 001, India.

ITEM 2.	Identity and Background

This statement is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

Vedanta Resources plc (“Vedanta”)

Vedanta Resources Holdings Limited (“VRHL”)

Twin Star Holdings Limited (“Twin Star”)

Volcan Investments Limited (“Volcan”)

Anil Agarwal Discretionary Trust (the “Trust”)

Conclave PTC Limited (“Conclave”)

Mr. Anil Agarwal

Vedanta Resources Finance Limited (“VRFL”)

Vedanta Resources Cyprus Limited (“VRCL”)

Welter Trading Limited (“Welter”)

Richter Holding Limited (“Richter”)

Westglobe Limited (“Westglobe”)

Finsider International Company Limited (“Finsider”)

Volcan is the majority shareholder of Vedanta, which is the sole shareholder of VRHL, which is the sole shareholder of each of Twin Star and VRFL. VRFL is the sole shareholder of VRCL, which is the sole shareholder of each of Welter and Richter. Richter is the sole shareholder of Westglobe and the majority shareholder of Finsider.

Volcan is wholly owned by the Trust. Conclave is the trustee of the Trust. Mr. Anil Agarwal, the Executive Chairman of Vedanta and protector of the Trust, may be deemed to have beneficial ownership of securities that are beneficially owned by the Trust. Mr. Agarwal disclaims any such beneficial ownership.

The Directors of Vedanta are: Mr. Anil Agarwal, Executive Chairman; Mr. Navin Agarwal, Deputy Executive Chairman; and Mr. Tom Albanese, Chief Executive Officer., Mr. Aman Mehta; Mr. Euan Macdonald; Mr. Geoffrey Green; Mr. Deepak Parekh. Ms. Katya Zotova was appointed on August 2, 2014.

The Directors of VRHL are: Mr Navin Agarwal and Mr. Thomas Albanese

The Directors of Twin Star are: Mr. Gyaneshwarnath Gowrea and Mr. Mohammad Akhtar Janally.

13D

CUSIP No. 78413F103	Page 15 of 22 Pages

The directors of Volcan are: Mr. Dwarkaprasad Agarwal, Mr. E. Isaac Collie and M/s Elco (Secretary) Limited – (Corporate)

The trustee of Trust is Conclave PTC

The directors of Conclave PTC are: Mr. Anil Agarwal, Mrs. Kiran Agarwal, Mr Dwarkaprasad Agarwal and Mr. E. Isaac Collie.

The directors of VRFL are: Mr. Dindayal Jalan and Mr Deepak Kumar

The directors of VRCL are: Mr. Kyriacos th. Michaelides, Ms. Christiana K Michaelides and Mr. Deepak Kumar

The directors of Welter are: Mr. Alexis Tsielepis and Ms. Popi Savva

The officers of Richter are: Mr. Kyriacos th. Michaelides, Ms. Christiana K Michaelides, and Mr. Deepak Kumar:

The directors of Westglobe are: Mr. H. N Maskara Mr. Gyaneshwarnath Gowrea and Mr. Mohammad Akhtar Janally.

The directors of Finsider are: Mr Euan Macdonald and Mr Deepak Kumar

The individuals named in this Item 2 are referred to herein as the “Related Persons.” The present principal occupation and citizenship of each of the Related Persons are set forth on Annex A, which is attached hereto.

The address of the principal business office of Vedanta, VRHL, VRFL and Finsider is 16 Berkeley Street, 5th Floor, London, W1J8DZ, United Kingdom.

The address of the principal business office of Twin Star and Westglobe is c/o Multiconsult Limited, Les Cascades Building, Edith Cavell Street, Port Louis, Mauritius.

The address of the principal business office of Volcan and Trust is Loyalist Plaza, Don Mackay Boulevard, P.O. Box AGB -20377, March Harbour, Abaco, Bahamas.

The address of the principal business office of Conclave is c/o H & J Fiduciary Services Ltd, Ocean Centre, Montagu Foreshore, East Bay Street, P.O. Box SS-19084, Nassau, Bahamas.

The address of the principal business office of Welter is 28 Oktovriou Street, 205 Louloupis Court, P.C. 3035 Limassol, Cyprus.

The address of the principal business office of VRCL and Richter is 66 Ippocratous Street, 1015 Nicosia, Cyprus.

The address of the principal business office of Mr. Anil Agarwal is 42 Hill Street, London W1J 5NU, United Kingdom.

13D

CUSIP No. 78413F103	Page 16 of 22 Pages

During the past five years, none of the Reporting Persons or Related Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	Source and Amount of Funds or Other Consideration

Twin Star availed intercompany loans from Vedanta through VRHL to pay cash consideration of Rs. 26,178,798,967.38 in connection with the purchase of the Equity Shares described in Item 5(c) below

ITEM 4.	Purpose of Transaction

The Reporting Persons have acquired the Equity Shares for investment purposes. Depending on the factors discussed herein, the Reporting Persons may, from time to time, acquire, retain or sell all or a portion of the Equity Shares in the open market or in privately negotiated transactions. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price levels of the Equity Shares; general market and economic conditions; ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Except as set forth above, the Reporting Persons and Related Persons have no present plans or proposals which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

13D

CUSIP No. 78413F103	Page 17 of 22 Pages

ITEM 5.	Interest in Securities of the Issuer

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number and percentage of Equity Shares beneficially owned by each of the Reporting Persons, as well as the number of Equity Shares as to which each Reporting Person has the sole power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of as of the date hereof, based on 2,964,674,487 Equity Shares outstanding as of March 31, 2014.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Mr. Anil Agarwal	1,821,692,670	61.4%	0	1,821,692,670	0	1,821,692,670
Conclave PTC Limited (“Conclave”)	1,821,692,670	61.4%	0	1,821,692,670	0	1,821,692,670
Anil Agarwal Discretionary Trust (the “Trust”)	1,821,692,670	61.4%	0	1,821,692,670	0	1,821,692,670
Volcan Investments Limited (“Volcan”)	1,821,692,670	61.4%	0	1,821,692,670	0	1,821,692,670
Vedanta Resources plc (“Vedanta”)	1,821,692,670	61.4%	0	1,821,692,670	0	1,821,692,670
Vedanta Resources Holdings Limited (“VRHL”)	1,821,692,670	61.4%	0	1,821,692,670	0	1,821,692,670
Twin Star Holdings Limited (“Twin Star”)	1,337,611,995	45.1%	0	1,337,611,995	0	1,337,611,995
Vedanta Resources Finance Limited (“VRFL”)	484,080,675	16.3%	0	484,080,675	0	484,080,675
Vedanta Resources Cyprus Limited (“VRCL”)	484,080,675	16.3%	0	484,080,675	0	484,080,675
Welter Trading Limited (“Welter”)	38,241,056	1.3%	0	38,241,056	0	38,241,056
Richter Holding Limited (“Richter”)	445,839,619	15.0%	0	445,839,619	0	445,839,619
Westglobe Limited (“Westglobe”)	44,343,139	1.5%	0	44,343,139	0	44,343,139
Finsider International Company Limited (“Finsider”)	401,496,480	13.5%	0	401,496,480	0	401,496,480

Vedanta is the beneficial owner of 1,821,692,670 Equity Shares, consisting of:

(i)	1,238,319,287 Equity Shares and 24,823,177 American Depository Shares (“ADSs”) representing 99,292,708 underlying Equity Shares held by Twin Star;

(ii)	401,496,480 Equity Shares held by Finsider;

13D

CUSIP No. 78413F103	Page 18 of 22 Pages

(iii)	44,343,139 Equity Shares held by Westglobe; and

(iv)	38,241,056 Equity Shares held by Welter Trading Limited.

Volcan is the majority shareholder of Vedanta, which is the sole shareholder of VRHL, which is the sole shareholder of Twin Star and VRFL. VRFL is the sole shareholder of VRCL, which is the sole shareholder of each of Welter and Richter. Richter is the sole shareholder of Westglobe and the majority shareholder of Finsider.

Volcan is wholly owned by the Trust. Conclave is the trustee of the Trust. Mr. Anil Agarwal, the Executive Chairman of Vedanta and protector of the Trust, may be deemed to have beneficial ownership of securities that are beneficially owned by the Trust. Mr. Agarwal disclaims any such beneficial ownership.

None of the other Reporting Persons or Related Persons beneficially owns any Equity Shares except for Mr. Dindayal Jalan who may be deemed the beneficial owners of 2,400 shares of the Issuer held by his wife.

Except as set forth in this Item 5(a)-(b), each of the persons named in this Item 5(a)-(b) disclaims beneficial ownership of any Equity Shares owned beneficially or of record by any other person named in this Item 5(a)-(b).

(c)

From May 20, 2014 through August 12, 2014, Twin Star acquired 93,658,253 Equity Shares in a series of transactions at prices ranging from 245.27 Rs. to 296.30 Rs. in open market transactions on the Bombay Stock Exchange and the National Stock Exchange of India. Details by date, listing the number of Equity Shares acquired and the weighted average price per Equity Security (in Rs.) are provided below. Twin Star undertakes to provide, upon request by the staff of the Securities and Exchange Commission, the issuer, or a security holder of the issuer, full information regarding the number of shares sold at each separate price for this transaction.

Date	Equity Shares Acquired	Weighted Average Price per Security (Rs.)
20 May 2014	5,906,674	245.27
21 May 2014	4,189,444	248.41
22 May 2014	4,569,024	258.83
26 May 2014	8,684,743	275.69
27 May 2014	3,003,193	275.29
28 May 2014	6,395,810	275.07
29 May 2014	10,125,000	274.31
30 May 2014	2,507,761	275.00
02 June 2014	2,700,000	279.50
13 June 2014	1,450,976	288.96
16 June 2014	3,225,000	289.77
17 June 2014	1,862,160	292.45
18 June 2014	1,182,203	296.07
19 June 2014	1,737,344	294.90
20 June 2014	1,893,153	291.95
26 June 2014	2,910,221	294.26
27 June 2014	186,760	289.96
30 June 2014	350,000	291.98
08 July 2014	3,134,184	296.30
09 July 2014	4,753,915	292.77
10 July 2014	56,404	291.98
11 July 2014	10,465,624	291.36
14 July 2014	9,775,592	289.15
11 Aug 2014	2,564,713	275.10
12 Aug 2014	28,355	274.74

TOTAL	93,658,253	278.95

13D

CUSIP No. 78413F103	Page 19 of 22 Pages

Except for the transactions disclosed in this Item 5(c), during the past 60 days none of the Reporting Persons or Related Persons has effected any transactions in the Equity Shares.

(d)	None.

(e)	Not Applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Except as set forth herein, none of the Reporting Persons or Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

13D

CUSIP No. 78413F103	Page 20 of 22 Pages

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description

1	Joint Filing Agreement.

13D

CUSIP No. 78413F103	Page 21 of 22 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 3, 2014

VEDANTA RESOURCES PLC

By:	/s/ Thomas Albanese
Name:	Thomas Albanese
Title:	Chief Executive

VEDANTA RESOURCES HOLDINGS LIMITED

By:	/s/ Thomas Albanese
Name:	Thomas Albanese
Title:	Director

TWIN STAR HOLDINGS LIMITED

By:	/s/ Mohammad Akhtar Janally
Name:	Mohammad Akhtar Janally
Title:	Director

VOLCAN INVESTMENTS LIMITED

By:	/s/ E. Isaac Collie
Name:	E. Isaac Collie
Title:	Director

ANIL AGARWAL DISCRETIONARY TRUST

By:	/s/ E. Isaac Collie
Name:	E. Isaac Collie
Title:	Trustee

13D

CUSIP No. 78413F103	Page 22 of 22 Pages

CONCLAVE PTC LIMITED

By:	/s/ E. Isaac Collie
Name:	E. Isaac Collie
Title:	Director

FINSIDER INTERNATIONAL COMPANY LIMITED

By:	/s/ Deepak Kumar
Name:	Deepak Kumar
Title:	Director

WESTGLOBE LIMITED

By:	/s/ Mohammad Akhtar Janally
Name:	Mohammad Akhtar Janally
Title:	Director

RICHTER HOLDING LIMITED

By:	/s/ Deepak Kumar
Name:	Deepak Kumar
Title:	Director

VEDANTA RESOURCES CYPRUS LIMITED

By:	/s/ Deepak Kumar
Name:	Deepak Kumar
Title:	Director

VEDANTA RESOURCES FINANCE LIMITED

By:	/s/ Deepak Kumar
Name:	Deepak Kumar
Title:	Director

ANIL AGARWAL

By:	/s/ Anil Agarwal

ANNEX A

Name/Title	Present Principal Occupation	Citizenship

Mr. Anil Agarwal	Executive Chairman, Vedanta Resources plc Director, Conclave	Republic of India

Mr. Navin Agarwal	Deputy Executive Chairman, Vedanta Resources plc Director, VRHL	Republic of India

Mr. Thomas Albanese	Chief Executive Officer, Vedanta Resources plc Director, VRHL	United States of America

Mr. Aman Mehta	Non-Executive Director, Vedanta Resources plc	Republic of India

Mr. Euan Macdonald	Non-Executive Director, Vedanta Resources plc Director, Finsider	United Kingdom

Mr. Geoffrey Green	Non-Executive Director, Vedanta Resources plc	United Kingdom

Mr. Deepak Parekh	Non-Executive Director, Vedanta Resources plc	Republic of India

Ms. Katya Zotova	Non-Executive Director, Vedanta Resources plc	Netherland

Mr. Gyaneshwarnath Gowrea	Director, Twin Star Director, Westglobe	Mauritius

Mr. Mohammad Akhtar Janally	Director, Twin Star Director, Westglobe	Mauritius

Mr. Dwarkaprasad Agarwal	Director, Volcan Director, Conclave	United Kingdom

Mr. E. Isaac Collie	Director, Conclave Director, Volcan	Bahamas

M/s Elco (Secretary) Limited	Director (Corporate), Volcan	Bahamas

Mrs. Kiran Agarwal	Director, Conclave	Republic of India

Mr. Dindayal Jalan	Director, VRFL	Republic of India

Mr. Deepak Kumar	Director, VRFL Director, VRCL Director, Richter Director, Finsider	United Kingdom

Mr. Kyriacos th. Michaelides	Director, VRCL Director, Richter	Cyprus

Ms. Christiana K Michaelides	Director, VRCL Director, Richter	Cyprus

Mr. Alexis Tsielepis	Director, Welter	Cyprus

Ms. Popi Savva	Director, Welter	Cyprus

Mr. H. N. Maskara	Director, Westglobe	United Kingdom